

January 31, 2024

Paul B. Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

> **Re: TeraWulf Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed January 16, 2024**
> **File No. 333-274788**

Dear Paul B. Prager:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-3

Prospectus Summary
Business Overview, page 4

1.   We note your response to comment 2. Please further revise your breakeven analysis to illustrate the impact of hardware purchasing costs on your mining operations, among other costs. In this regard, we note from pages 12 and 21, respectively, of your Form 10-Q/A for the quarter ended September 30, 2023, that your miners generally have a useful life of four years and that you recognized $8.2 million of depreciation expense related to property, plant and equipment for the quarter. Given this expense and the fact that you will have to replace your miners every few years, it appears that the cost of purchasing mining equipment is a substantial expense that will impact the success of your mining operations.

   Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets